(CAE Logo)	Press Release

CAE reports first-quarter results

Toronto, August 6, 2003 - (TSX:CAE; NYSE:CGT) - CAE today reported earnings from continuing operations for the first quarter ending June 30, 2003, of C$15.1 million or 7 cents per share compared to C$37.4 million (or 17 cents per share) in the first quarter of the prior fiscal year.

Consolidated revenue for the first quarter decreased 12% to C$242.9 million from the C$275.8 million generated in the prior year, while the C$2.2 billion backlog was constant at June 30 compared to March 31.

The decline in CAE's first-quarter earnings was attributable to a C$39.0 million reduction in operating earnings to C$23.8 million, offset partially by lower interest expense and a lower tax rate. Currency fluctuations and the disproportionate effect of percentage of completion accounting on long-term contracts reduced first-quarter earnings by nearly 4 cents per share. In addition to currency movements, the reduction in operating earnings was due primarily to lower volumes and pricing pressures on commercial simulator sales, lower margins on a changing mix of military programs, and higher expenses for research and development, pensions and long-term compensation incentives.

CAE's President and CEO Derek H. Burney stated, "CAE remained profitable despite the low ebb of market conditions for commercial simulators as well as adverse foreign exchange adjustments affecting all business units. The continuing growth of our pilot training business and the recent build-up of commercial and military orders suggest a stronger performance over the balance of the year."

CAE's net debt, defined as long-term debt less cash and short-term investments, decreased by C$9.8 million during the first quarter. The reduction in net debt is attributable to foreign currency fluctuations and the receipt of C$28.5 million from the sale and leaseback of two simulators and C$23.1 million from discontinued operations, offset by increases in non-cash working capital of C$73.9 million and capital expenditures of C$25.2 million.

Additional costs arising from the disposition of the discontinued Beyss operation caused a loss from discontinued operations of C$1.9 million during the quarter that lowered net earnings to C$13.2 million, compared to C$37.4 million in the prior year.

Business Unit Highlights

Civil Simulation and Training ("Civil") reported first-quarter operating earnings of C$6.6 million compared to C$37.7 million in the prior year period. Approximately two-thirds of the reduction stemmed from equipment market conditions since September 2001, with the balance attributable to foreign exchange impacts. A 50% decline in year-over-year equipment revenue was partially offset by a 20% increase in training revenue to C$70.2 million, resulting in an overall revenue reduction of 19% to C$109.1 million. Capacity utilization of Civil's Q1 installed training base of 91 simulators was 64% for the quarter, compared to 60% in the prior year. Since the end of the first quarter, Civil has secured a number of new orders for full-flight simulators; and has now won 9 of the 10 competed orders in the first four months of the fiscal year, compared to 11 orders during the entire fiscal year 2003.

Military Simulation and Training ("Military") generated first-quarter operating earnings of C$12.3 million compared to C$18.7 million in the prior fiscal year. First-quarter revenue decreased 6% to C$99.6 million due to foreign exchange impacts. The decrease in Military's earnings came in part from foreign exchange movements, but primarily from higher start up costs on new projects and higher bid and proposal costs incurred in pursuit of new opportunities. Since the beginning of the fiscal year, Military has joined the Rotorsim joint venture with Agusta Westland and signed a number of contracts with American, Australian and British forces.

Marine Controls ("Marine") generated first-quarter operating earnings of C$4.9 million compared to C$6.4 million in the prior year, while revenues were stable at C$34.2 million. The reduction in operating earnings and margins and the absence of revenue growth are attributable to foreign exchange impacts. Recently, Marine was awarded three contracts to provide its integrated platform management system for the U.S. Navy's next-generation DD(X) destroyers.

CAE is a leading provider of integrated training solutions and advanced simulation and controls technologies to civil aviation, military and marine customers. The company generates annual revenues in excess of C$1 billion and employs more than 6,000 people in Canada, the United States and around the globe.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

Additional information about CAE, and a web cast of the company's fourth quarter conference call with financial analysts can be accessed at out website: www.cae.com.

Information: Johanne Denault, Manager External Communications (514) 341-6780 ext. 4889 johanne.denault@cae.com	Source: Andrew Arnowitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com

Consolidated Balance Sheets
(amounts in millions of Canadian dollars)	as at June 30 2003 (unaudited)	as at March 31 2003 (audited)
Assets
Current Assets
Cash and cash equivalents	$41.1	$17.1
Short-term investments	6.3	2.6
Accounts receivable	340.0	373.1
Inventories	163.5	136.3
Prepaid expenses	15.4	14.0
Income taxes recoverable	27.3	25.7
Future income taxes	0.6	3.5
	594.2	572.3
Restricted cash	13.2	14.4
Assets of discontinued operations	9.4	50.0
Property, plant and equipment, net	878.3	930.4
Future income taxes	85.1	85.7
Intangible assets	158.9	171.7
Goodwill	341.4	366.8
Other assets	160.6	165.2
	$2,241.1	$2,356.5

Liabilities and shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$329.9	$413.3
Deposits on contracts	102.8	101.2
Long-term debt due within one year	10.5	13.4
Future income taxes	42.7	42.4
	485.9	570.3
Liabilities of discontinued operations	1.2	17.9
Long-term debt	818.8	798.0
Long-term liabilities	145.7	139.6
Future income taxes	76.4	80.5
	1,528.0	1,606.3
Shareholders' Equity
Capital stock	190.6	190.5
Contributed surplus	0.2	--
Retained earnings	537.8	531.2
Currency translation adjustment	(15.5)	28.5
	713.1	750.2
	$2,241.1	$2,356.5

Consolidated Statements of Earnings
	three months ended June 30 (unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	2003	2002
Revenue
Civil Simulation and Training	$109.1	$135.5
Military Simulation and Training	99.6	106.0
Marine Controls	34.2	34.3
	$242.9	$275.8
Operating earnings
Civil Simulation and Training	$6.6	$37.7
Military Simulation and Training	12.3	18.7
Marine Controls	4.9	6.4
Earnings from continuing operations before interest and income taxes	23.8	62.8
Interest expense, net	7.2	7.8
Earnings from continuing operations before income taxes	16.6	55.0
Income taxes	1.5	17.6
Earnings from continuing operations	$15.1	$37.4
Results of discontinued operations	(1.9)	--
Net earnings	$13.2	$37.4
Basic and diluted earnings per share from continuing operations	$0.07	$0.17
Basic and diluted net earnings per share	$0.06	$0.17
Weighted average number of common shares outstanding	219.7	219.3

Consolidated Statements of Retained Earnings
	three months ended June 30 (unaudited)
(amounts in millions of Canadian dollars)	2003	2002 (restated)
Retained earnings at beginning of period	$531.2	$446.8
Adjustments for change in accounting policies	--	(6.4)
Net Earnings	13.2	37.4
Dividends	(6.6)	(6.6)
Retained earnings at end of period	$537.8	$471.2

Consolidated Statements of Cash Flow
	three months ended June 30 (unaudited)
(amounts in millions of Canadian dollars)	2003	2002
Operating activities
Earnings from continuing operations	$15.1	$37.4
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	18.2	18.3
Future income taxes	(3.7)	4.6
Investment tax credit	(4.2)	(3.9)
Other	(9.9)	(8.1)
Increase in non-cash working capital	(73.9)	(80.2)
Net cash used in continuing operating activities	(58.4)	(31.9)

Investing activities
Proceeds from disposal of businesses	19.8	--
Short-term investments	(3.7)	7.0
Capital expenditures	(25.2)	(73.1)
Proceeds from sale and leaseback of assets	28.5	--
Deferred development costs	(2.8)	(4.7)
Deferred pre-operating costs	(0.7)	(2.1)
Other assets	(2.0)	(1.6)
Net cash provided by (used in) continuing investing activities	13.9	(74.5)
Financing activities
Proceeds from long term debt	138.9	79.0
Repayments of long term debt	(65.8)	(5.9)
Dividends paid	(6.5)	(6.5)
Common stock issuance	--	2.0
Other	(0.1)	(0.9)
Net cash provided by continuing financing activities	66.5	67.7
Net cash provided by discontinued activities	3.3	0.3
Effect of foreign exchange rate changes on cash and cash equivalents	(1.3)	2.5
Net increase (decrease) in cash and cash equivalents	24.0	(35.9)
Cash and cash equivalents at beginning of period	17.1	88.8
Cash and cash equivalents at end period	$41.1	$52.9